SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

P&O PRINCESS CRUISES PLC

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
October 2002

Not Applicable
(Translation of registrant’s name into English)

77 New Oxford Street, London WC1A 1PP
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b) 82 -

SIGNATURE
RESULTS FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2002
SUMMARISED GROUP PROFIT AND LOSS ACCOUNT FOR THE THREE MONTHS AND NINE MONTHS ENDED 30 SEPTEMBER 2002
SUMMARISED GROUP BALANCE SHEET
SUMMARISED GROUP CASH FLOW STATEMENT
RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
NOTES
CAPACITY AND DEPLOYMENT
APPENDIX

SIGNATURE

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P&O PRINCESS CRUISES PLC

Date: 24 October 2002	By:	/s/ Simon Pearce

Name: Simon Pearce Title: Company Secretary

24 October 2002

P&O PRINCESS CRUISES PLC
RESULTS FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2002

Key points for the quarter *

—	Operating profit increased by 10% to $204.7 million (Q3 2001: $186.5 million), despite the disruption to the booking cycle resulting from the events of 11 September 2001

—	Pre-tax profit increased by 7% to $184.2 million (Q3 2001: $171.5 million)

—	Earnings per share/ADS ahead of expectations at 25.3c/$1.01 (Q3 2001: 23.6c/$0.94), an increase of 7%

—	Passenger cruise days increased by 12% with occupancy at 102%

—	Like for like reduction in net revenue yields of 5% with favourable exchange rates reducing the fall to 2% on an absolute basis

—	Underlying unit costs reduced by 7%, with exchange rates movements and higher fuel prices giving a reduction of 3% on an absolute basis

*	comparisons are with the third quarter of 2001

Outlook

—	No significant developments on booking trends since the trading update of 8 October 2002

—	No change to 2002 profit forecast

     Peter Ratcliffe, Chief Executive Officer of P&O Princess Cruises, commented:

     “This has been another good quarter. We have recorded solid results in line with our profit forecast earlier this month. This represents the fourth consecutive quarter since the events of September 11 in which profits have exceeded the same quarter in the previous year.”

For further information contact:

P&O Princess Cruises plc	+44 20 7805 1214
Caroline Keppel-Palmer	+44 7730 732015

Brunswick
Sophie Fitton	+44 20 7404 5959

Website	www.poprincesscruises.com

Analyst conference call

     We are holding a conference call for UK and European analysts and investors at 09.30 BST and one for US analysts and investors at 14.30 BST/09.30 EST. An audio webcast will be available on our website at www.poprincesscruises.com. Below are details of the dial in numbers:

09.30 BST	Dial in number:	+44 20 7365 3732
	Replay number	+44 20 8797 2499 (pin 112452 #)
14.30 BST/	Dial in number	+44 20 8400 6304
1 800 366 3908
09.30 EST	Replay number	+44 20 8797 2499 (pin 112455#)
1 800 405 2236 (pin 504750#)

P&O Princess

     P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names: Princess Cruises in North America; P&O Cruises, Swan Hellenic and Ocean Village in the UK; AIDA and A’ROSA in Germany; and P&O Cruises in Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 19 ships and two river boats in operation offer 31,130 berths and is set to grow in the next two years with the acquisition of two additional ocean cruise ships and the delivery of six new ocean cruise ships and two river boats on order. P&O Princess Cruises has approximately 20,000 employees worldwide and carried over one million passengers in 2001, generating a revenue of approximately $2.5 billion (approximately £1.7 billion). Headquartered in London, P&O Princess Cruises’ ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol “POC”).

     The directors of P&O Princess accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of P&O Princess (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

     Certain statements contained in this announcement are “forward-looking statements’’ that involve risks, uncertainties and assumptions with respect to P&O Princess Cruises and its subsidiaries, including certain statements concerning profit forecasts, working capital, future results, strategies, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbours from liability provided by section 27a of the US Securities Act of 1933, as amended, and section 21e of the US Securities Exchange Act of 1934, as amended, which are part of the US Private Securities Litigation Reform Act of 1995. You can find many (but not all) of these statements by looking for words like “will’’, “may’’, “believes’’, “expects’’, “anticipates’’, “plans’’ and “estimates’’ and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the statements, events or transactions described herein not to occur and/or P&O Princess Cruises’, actual results, performance or achievements to differ materially from those expressed or implied in this announcement. These include, but are not limited to, economic and business conditions in general and, conditions in the cruise, travel and vacation industries in particular, including changes in industry cruise ship capacity and competition from other cruise ship operators and other vacation alternatives, safety and security concerns, incidents at sea, weather conditions, the political climate, fluctuations in interest rates, fluctuations in the price of oil, changes in the tax and regulatory regimes under which the company operates, capital expenditures, and factors impacting P&O Princess Cruises’ international operations. In addition, the paragraph entitled “risk factors’’ in section 5 of the EGM Circular dated 27 December 2001 and P&O Princess Cruises’ annual report on form 20-F for the year ended 31 December 2001 filed with the US Securities and Exchange Commission contain important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of the company’s forward-looking statements and/or adversely affect its respective businesses, results of operations and financial position, which statements and factors are incorporated herein by reference.

     Subject to any continuing obligations under applicable law or any relevant listing rules, P&O Princess Cruises expressly disclaims any intention or obligation to disseminate, after the date of this announcement, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

     Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney (“Schroder Salomon Smith Barney”) is acting for P&O Princess and no one else in connection with the matters referred to herein and will not be responsible to any other person for providing the protections afforded to clients of Schroder Salomon Smith Barney or for providing advice in relation to the matters referred to herein.

SUMMARISED GROUP PROFIT AND LOSS ACCOUNT FOR THE THREE MONTHS AND NINE MONTHS ENDED 30 SEPTEMBER 2002

	Three months to 30 September		Nine months to 30 September

	2002	2001	2002	2001	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
				Restated	As
				note 2	previously
					reported
(US$ million)
Turnover (gross revenue)	806.0	776.0	1,956.2	1,965.7	1,965.7
Direct operating costs	(462.5)	(456.9)	(1,195.7)	(1,252.3)	(1,252.3)
Selling and administrative expenses	(93.9)	(94.7)	(267.9)	(271.8)	(271.8)
Depreciation and amortisation	(45.1)	(38.2)	(128.3)	(111.5)	(111.5)
	(601.5)	(589.8)	(1,591.9)	(1,635.6)	(1,635.6)

Group operating profit	204.5	186.2	364.3	330.1	330.1
Share of operating results of joint ventures	0.2	0.3	0.2	0.3	0.3

Total operating profit	204.7	186.5	364.5	330.4	330.4
Profit/(loss) on sale of fixed assets	—	—	1.2	(1.9)	(1.9)

Profit before interest	204.7	186.5	365.7	328.5	328.5
Net interest and similar items (note 3)	(20.5)	(15.0)	(55.5)	(44.3)	(44.3)

Profit before taxation	184.2	171.5	310.2	284.2	284.2
Taxation	(9.2)	(8.6)	(15.5)	82.6	(14.2)

Profit after taxation	175.0	162.9	294.7	366.8	270.0
Equity minority interests	(0.1)	0.1	(0.1)	—	—

Profit for the period	174.9	163.0	294.6	366.8	270.0

Basic earnings per share		25.3c	23.6c	42.6c	53.0c	39.0c
Diluted earnings per share		25.1c	23.6c	42.3c	53.0c	39.0c
Basic earnings per ADS		$1.01	$0.94	$1.70	$2.12	$1.56
Diluted earnings per ADS		$1.01	$0.94	$1.69	$2.12	$1.56
Dividend per share		3.0c	3.0c	9.0c	9.0c	9.0c
Dividend per ADS		$0.12	$0.12	$0.36	$0.36	$0.36
Weighted average number of shares in issue (millions)
-	Basic	692.3	692.6	692.3	692.6	692.6
-	Diluted	695.6	692.6	697.2	692.6	692.6

	Three months to		Nine months to
	30 September		30 September

	2002	2001	2002	2001

Operating statistics
Passenger cruise days (thousands)
North America	1,734	1,687	5,185	4,622
Europe and Australia	1,088	839	2,754	2,474

Total	2,822	2,526	7,939	7,096

Occupancy
North America	103.8%	99.9%	102.2%	101.3%
Europe and Australia	99.1%	102.1%	97.9%	99.0%

Total	102.0%	100.7%	100.7%	100.5%

Like for like change in net revenue yields	(5)%		(6)%

     Like for like is defined as movements in net revenue yields after adjusting for changes in exchange rates and changes in the mix of cruises.

     Net revenue is defined as gross revenue (turnover) from the sale of cruises and on board revenue less the cost of sales (primarily travel agent commissions) and the flight component of a fly-cruise.

     Occupancy is calculated by dividing the achieved pcds by the offered pcds. Since the former includes upper berths whereas the latter includes only lower berths, the occupancy can exceed 100%.

     Passenger cruise days (pcds) means the number of passengers who could be carried on board (defined by lower berth capacity) multiplied by the available cruise days. Cruises that begin in one accounting period and end in another have their pcds apportioned accordingly; the financial results are treated similarly. Figures include all ocean going vessels and riverboats operated by the Group.

     Underlying unit cost movements are defined as movements in the total of unit vessel operating costs and unit selling and administrative expenses after adjusting for changes in exchange rates, fuel prices and certain one-off costs (separately identified in the relevant announcement). Vessel operating costs and selling and administrative expenses broadly represent the difference between total net revenues and EBITDA (earnings before interest, tax, depreciation and amortisation).

Commentary on third quarter results

     Passenger cruise days in the third quarter were 12% higher than in the same quarter in 2001. In North America, Princess’ passenger cruise days increased by 3% due to the introduction of Star Princess in February 2002, offset mainly by the transfer of Crown Princess (now A’ROSA Blu) to Germany. For Europe and Australia, passenger cruise days increased by 30% due to the introduction into the German market of AIDAVita in May 2002 and A’ROSA Blu in June 2002, and the two A’ROSA riverboats, offset by the ending of the charter of Arkona in February 2002. For the fleet as a whole, occupancy for the quarter was 102.0%, against 100.7% in the third quarter of 2001.

     Net revenue yields, including onboard revenue, were 5% lower on a like for like basis than for the third quarter in 2001, in line with our guidance given on October 8. This was partially offset by favourable exchange movements, which resulted in the absolute change in yields being a decline of only 2%. Most of the reduction in yields was attributable to Princess and was significantly affected by the disruption to bookings from the events of September 11.

     Turnover for the quarter increased by 4%, reflecting the increase in passenger carryings and favourable exchange rates offset by the lower net revenue yields and a lower air/sea mix for Princess.

     Underlying unit costs were 7% lower than in the third quarter of 2001, with the full benefit being received from cost reduction initiatives taken during 2001 and fleet changes also reducing costs. On an absolute basis, the total of hotel and vessel costs and selling and administrative expenses fell by 3% taking into account exchange movements and higher fuel prices. In addition to the reduction in these costs, direct operating costs also fell due to the lower air/sea mix and lower commission costs resulting from the lower yields.

     Total operating profit for the quarter was $204.7 million against $186.5 million in the third quarter of 2001, with the reduction in net revenue yields being more than offset by the combination of higher passenger carryings and lower unit costs. Interest costs increased to $20.5 million due to the higher borrowings after the deliveries of Star Princess and AIDAVita, partially offset by the benefits of lower interest rates.

     Profit before tax for the quarter was $184.2 million, an increase of 7% over the third quarter of 2001. The tax rate was 5%. After tax, profits were $175.0 million against $162.9 million and earnings per share/ADS were 25.3c/$1.01 compared with 23.6c/$0.94 for the third quarter of 2001.

     The dividend for the quarter will be 3.0c per share, payable on 17 December 2002 to shareholders on the register on 15 November 2002. Unless they have elected otherwise, ordinary shareholders will receive their dividend in sterling, converted at the exchange rate on 2 December 2002. Elections to receive dividends in US dollars must be made by 26 November 2002. Holders of ADSs will receive their dividend of $0.12 per ADS in US dollars.

     On the balance sheet net borrowings were $1,873.8 million, broadly unchanged from the previous quarter end with operating cash inflows offsetting stage payments on ships under construction and other movements. The Group’s liquidity, in the form of cash and committed undrawn facilities, remains approximately $700 million. In addition, the Group has export credit facilities totally $1.5 billion available to finance the newbuild programme.

     Also included in the balance sheet, within prepayments, are $39 million of costs relating to the proposed merger with Royal Caribbean. If the transaction does not complete, these costs together with a further estimated $16 million of costs to be incurred, making a total of $55 million, would be written off. These figures do not include the break fee of $62.5 million payable to Royal Caribbean in certain circumstances, nor do they include further fees of approximately $25 million which are contingent upon a transaction completing with either Royal Caribbean or Carnival.

Commentary on results for the year to date

     In the first three quarters of 2002, passenger cruise days increased by 12% over those in the first three quarters of 2001. Within this, Princess’ passenger cruise days increased by 12%, due mainly to the introduction of Golden Princess in May 2001 and Star Princess in February 2002, partially offset by the transfer of Crown Princess to A’ROSA in June 2002. Europe and Australia’s passenger cruise days grew by 11% mainly due to the introduction in Germany of AIDAVita in May 2002 and A’ROSA Blu in June 2002, offset by the ending of the charter of Arkona in February 2002.

     Net revenue yields, including on board revenue, were 6% lower on a like for like basis than for the first three quarters of 2001. Underlying unit costs were 9% lower with savings being made in both direct operating costs and in selling and administration costs.

     Total operating profit for the first three quarters was $364.5 million against $330.4 million in 2001. The interest charge increased to $55.5 million due to the increase in borrowings following the delivery of new ships, offset by lower interest rates. Profit before tax increased by 9% to $310.2 million.

     The tax rate for the first three quarters of the year was 5%, in line with the rate originally reported for the first three quarters of 2001. As previously reported, the adoption of Financial Reporting Standard No. 19 ‘Deferred Tax’ (FRS19) has resulted in a restatement of the 2001 comparatives which now include an additional one off credit of $96.8 million due to the entry into tonnage tax (see note 2).

     After tax and minority interests, profits were $294.6 million against $270.0 million as originally reported for the first three quarters of 2001, restated to $366.8 million following the adoption of FRS19. Basic earnings per share/ADS were 42.6c/$1.70 compared with 39.0c/$1.56 as originally reported for the first three quarters of 2001, restated to 53.0c/$2.12.

Outlook

     There has been no significant change in booking trends since the trading update of 8 October 2002. As previously stated, bookings volumes are in line with those we would expect in a normal year. They are significantly ahead of the position this time last year when booking activity for Princess was impacted by the events of 11 September.

     As reported in our trading update of 8 October, we expect the actual result for the full year to be at the top end of or above the range of 42-44 cents per share, before merger related costs. Full details of the profit forecast published on 8 October, which we confirm remains valid, are shown in the Appendix. KPMG Audit Plc and Schroder Salomon Smith Barney, who each reported on the profit forecast made by P&O Princess on 8 October 2002, have each indicated to P&O Princess that they have no objection to their respective reports continuing to apply.

     As previously announced, the cruise programme for Diamond Princess has been cancelled up until February 28, 2004 following a fire in the Mitsubishi Heavy Industries shipyard in Nagasaki where the ship is under construction. The ship had been scheduled to come into service on June 19, 2003. The cancellation of Diamond Princess’ 2003 cruises has reduced the expected increase in the Group’s capacity next year to 19%, with Princess’s capacity growth now expected to be 4% (see Capacity and Deployment table below).

     The change in mix of the Group’s business for 2003 due to the removal of Diamond Princess is expected to reduce overall Group net revenue yields by less than 0.5% compared to the level that they would otherwise have been. Similarly, the reduced increase in capacity and the removal of Diamond Princess from the fleet is estimated to result in underlying unit costs for 2003 being around 1% higher than they would otherwise have been. This includes the impact of absorbing those overhead and promotion costs related to Diamond Princess that will not be saved. The combined saving in 2003 depreciation and interest costs is estimated to be $16 million.

     The Group has in place contractual arrangements with the yard and insurance arrangements that it believes should ensure that there will be no material adverse impact on 2003 profits arising from delay in delivery of Diamond Princess, notwithstanding the lower capacity and adverse impact on yields and unit costs.

SUMMARISED GROUP BALANCE SHEET

	As at	As at	As at
	30 Sept	30 Sept	31 Dec
	2002	2001	2001

	(Unaudited)	(Unaudited)	(Unaudited)
		(restated (note 2))
(US$ million)
Goodwill	121.2	116.1	112.9
Ships	4,288.8	3,565.8	3,530.4
Ships under construction	539.4	457.5	508.0
Properties and other fixed assets	248.5	248.8	248.0

Investments	16.4	11.0	19.0
Stocks	80.2	70.9	74.3
Debtors	290.0	242.1	256.7

	5,584.5	4,712.2	4,749.3
Net borrowings (note 4)	(1,873.8)	(1,379.9)	(1,436.4)
Other creditors and provisions (note 5)	(830.0)	(710.5)	(683.3)
Equity minority interests	(0.3)	(0.3)	(0.2)

	2,880.4	2,621.5	2,629.4

Equity shareholders’ funds	2,880.4	2,621.5	2,629.4

Debt/capital ratio	39%	34%	35%
Net operating assets	4,178.8	3,517.9	3,501.0

SUMMARISED GROUP CASH FLOW STATEMENT

	Three months to		Nine months to
	30 September		30 September

	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
(US$ million)
Net cash inflow from operating activities	136.1	78.6	553.6	459.7
Returns on investments and servicing of finance	(10.8)	(9.1)	(71.4)	(51.9)
Taxation	14.2	—	13.7	(138.9)
Capital expenditure and financial investment
Purchase of ships	(71.3)	(109.8)	(744.8)	(550.9)
Purchase of other fixed assets	(5.0)	(8.7)	(25.1)	(44.7)
Disposal of ships		30.0	—	46.6

Net cash outflow for capital expenditure and financial investment	(76.3)	(88.5)	(769.9)	(549.0)

Disposal of investments	—	—	3.1	—
Equity dividends paid	(21.1)	20.9)	(63.4)	(124.4)

Net cash inflow/(outflow) before financing	42.1	(39.9)	(334.3)	(404.5)
Net cash inflow/(outflow) from financing	12.9	(78.2)	427.3	267.0

Increase/(decrease) in cash in period	55.0	(118.1)	93.0	(137.5)

Movement in net borrowings:
Net cash inflow/(outflow) before financing	42.1	(39.9)	(334.3)	(404.5)
Issues of stock	0.4	0.2	2.3	0.2
Amortisation of bond issue costs	(0.5)	(0.5)	(1.4)	(1.2)
Exchange movements in borrowings	(27.6)	(36.0)	(104.0)	(7.4)

Movement in net borrowings	14.4	(76.2)	(437.4)	(412.9)

Note
     The prior year adjustment has no impact on the cash flow as previously reported for the period to 30 September 2001.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	Nine months to 30 September

	2002	2001

	(Unaudited)	(Unaudited)
		As restated
(US$ million)
Profit for the period	294.6	366.8
Exchange movements	16.5	(37.9)

Total recognised gains and losses	311.1	328.9
Dividends	(62.4)	(63.2)
New shares issued	2.3	0.3

Net increase in shareholders’ funds	251.0	266.0
Shareholders’ funds at beginning of period (originally $2,463.6m at 1 January 2001 before deducting prior year adjustment of $108.1m)	2,629.4	2,355.5

Shareholders’ funds at end of period	2,880.4	2,621.5

NOTES

1.	The figures for the year to 31 December 2001 before the prior year adjustment are extracted from the statutory accounts for that year, which have been delivered to the registrar of companies, and on which the auditors gave an unqualified report, without any statement under section 237 (2) or (3) of the Companies Act 1985.

2.	Prior Year Adjustment on implementation of FRS19

The Accounting Standards Board issued Financial Reporting Standard No. 19 ‘Deferred Tax’ (FRS19) in December 2000. The standard is effective for accounting periods ending on or after January 23, 2002. The standard requires full provision to be made for deferred tax assets and liabilities arising from most types of timing difference between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Deferred tax assets are, however, only to be recognized to the extent that it is regarded as more likely than not that they will be recovered. P&O Princess Cruises has adopted the standard as of 1 January 2002 resulting in the restatement of comparative data from partial provisioning for deferred tax to the full provision basis.

As a result of the implementation of FRS19, the balance sheet as at 31 December 2000 was restated to reflect full provision for deferred tax, an increase in deferred tax liabilities of $108.1 million. The tax credit for the comparative data ‘9 months to 30 September 2001’, has been increased by $96.8m to reflect the elimination of the majority of future potential tax liabilities, upon P&O Princess Cruises’ election to enter the U.K. tonnage tax regime. This is consistent with the elimination of the partially provided deferred tax in the 2001 audited financial statements. The net effect on net assets and shareholders’ funds as at 30 September 2001 as a result of implementing FRS 19 is a reduction of $11.3m.

3.	Net interest and similar items comprise:

	Three months to 30 Sept		Nine months to 30 Sept

	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
(US$ million)
Interest payable	(29.5)	(25.4)	(82.0)	(72.2)
Interest receivable	1.9	1.8	4.0	4.5

	(27.6)	(23.6)	(78.0)	(67.7)
Less capitalised interest	7.1	8.6	22.5	23.4

Net interest	(20.5)	(15.0)	(55.5)	(44.3)

4.	Net borrowings comprise:

	At 30 Sept	At 30 Sept	At 31 Dec
	2002	2001	2001

	(Unaudited)	(Unaudited)	(Audited)
(US$ million)
Short term borrowings and overdrafts	68.9	45.3	175.1
Long term bank loans, issued loan notes and bonds	2,015.9	1,475.1	1,381.7

	2,084.8	1,520.4	1,556.8
Less: Cash	(211.0)	(140.5)	(120.4)

Net borrowings	1,873.8	1,379.9	1,436.4

5.	Other creditors and provisions includes Advance Passage Money of $406.3 million at 30 September 2002, ($323.6m at 30 September 2001, $337.1m at 31 December 2001).

6.	As at 30 September 2002, P&O Princess had future capital commitments in respect of the two former Renaissance Cruises vessels R3 and R4 and its six ocean cruise ships and two river boats on order, of $2,300 million. Following the fire suffered by Diamond Princess whilst under construction, the final delivery date of the ship is uncertain. On the assumption that Diamond Princess is delivered in 2004, of the total future capital commitment, $520 million is expected to be incurred in the remainder of 2002, $600 million in 2003 and $1,180 million in 2004.

P&O Princess took delivery of the R3, which has been renamed Pacific Princess, on 15 October 2002, and expects to take delivery of the R4, which is due to be renamed Tahitian Princess, later in October 2002. Both of these ships are being acquired through a lease purchase structure and will be accounted for as finance leases.

CAPACITY AND DEPLOYMENT

     The estimated passenger cruise days for 2002 and 2003 are shown below. This information takes account of the Company’s newbuild programme, following the delay in delivery to Diamond Princess, and ship transfers and announced ship withdrawals, and includes both ocean and river cruise vessels.

Passenger cruise days (millions)	Q1	Q2	Q3	Q4	Total

2002
North America	1.70	1.75	1.74	1.61	6.80
UK	0.56	0.55	0.57	0.64	2.32
Germany	0.13	0.21	0.40	0.37	1.11
Australia	0.11	0.11	0.11	0.14	0.47

Total	2.50	2.62	2.82	2.76	10.70

2003
North America	1.73	1.72	1.83	1.78	7.06
UK	0.67	0.76	0.92	0.92	3.27
Germany	0.37	0.48	0.54	0.51	1.90
Australia	0.15	0.13	0.11	0.14	0.53

Total	2.92	3.09	3.40	3.35	12.76

     The planned capacity deployment in 2002 and 2003 within North America is as follows:

Passenger cruise days (millions)	Q1	Q2	Q3	Q4	Total

2002 America
Alaska	—	0.58	1.00	—	1.58
Caribbean	0.83	0.40	0.24	0.66	2.13
Europe	—	0.20	0.29	0.01	0.50
Mexico	0.23	0.17	0.05	0.42	0.87
Panama Canal	0.32	0.23	—	0.18	0.73
Exotics and others	0.32	0.17	0.16	0.34	0.99

Total North America	1.70	1.75	1.74	1.61	6.80

2003 America
Alaska	—	0.49	0.89	—	1.38
Caribbean	0.80	0.17	—	0.76	1.73
Europe	—	0.49	0.66	0.07	1.22
Mexico	0.30	0.17	0.01	—	0.48
Panama Canal	0.26	0.11	0.07	0.40	0.84
Exotics and others	0.37	0.29	0.20	0.55	1.41

Total North America	1.73	1.72	1.83	1.78	7.06

APPENDIX

     2002 Profit Forecast dated 8 October 2002

     “The Directors forecast that for the year ending 31 December 2002 P&O Princess’ basic earnings per share under UK GAAP will be at the top end of or above the range of 42 to 44 cents per share.

Bases of preparation

     This profit forecast is based upon the published unaudited interim results for the six months ended 30 June 2002, unaudited management accounts for the two months ended 31 August 2002 and forecast results for the four months ending 31 December 2002.

     This profit forecast has been prepared using the UK GAAP accounting policies normally adopted by P&O Princess and, in relation to the Group’s new accounting policy for deferred tax arising from adoption of Financial Reporting Standard 19, as set out in the 2002 interim statement.

     No account has been taken of the financial consequences of completion of either the proposed merger with Royal Caribbean or the proposed takeover by Carnival. Also no account has been taken of the costs that would still be incurred if neither transaction is completed which the Directors estimate would be approximately $55 million, not including any break fees payable to Royal Caribbean.

Assumptions

     Assumptions for factors outside the influence of the Directors:

—	There will be no major disruptions to the business from natural disasters, ship operating incidents, wars and other hostilities, or other third party actions

—	There will be no material adverse change in the legal, governmental, regulatory or taxation environment that applies to P&O Princess’ business

—	There will be no significant change in interest rates, exchange rates or fuel prices from those prevailing at the present time

—	Any insurance recoveries subsequent to the recent fire on Diamond Princess, the vessel under construction in Nagasaki, will fall to be credited to the 2003 results not the 2002 results’’